Exhibit 99.18

Consent of Mike Thomas

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral reserve estimates for the New Afton Project and to the use of information derived from the technical report entitled "New Afton Project NI 43-101 Independent Technical Report" dated April 2007 and revised on June 22, 2007, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2008.

Dated this thirty first day of March, 2009.

"Mike Thomas"
Name: Mike Thomas
Title: Director/Principal Mining Consultant